   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1997

                                                     REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                         CENTRAL GARDEN & PET COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    5199                  68-0275553
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)IDENTIFICATION NUMBER)
     INCORPORATION OR
      ORGANIZATION)

                                ---------------

     3697 MT. DIABLO BOULEVARD, LAFAYETTE, CALIFORNIA 94549 (510) 283-4573
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               WILLIAM E. BROWN
                         CENTRAL GARDEN & PET COMPANY
                           3697 MT. DIABLO BOULEVARD
                          LAFAYETTE, CALIFORNIA 94549
                                (510) 283-4573
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:

                                JOHN F. SEEGAL
                        ORRICK, HERRINGTON & SUTCLIFFE
                       OLD FEDERAL RESERVE BANK BUILDING
                              400 SANSOME STREET
                        SAN FRANCISCO, CALIFORNIA 94111

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    From time to time after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
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
                                                       PROPOSED        PROPOSED
       TITLE OF EACH CLASS                AMOUNT       MAXIMUM          MAXIMUM
       OF SECURITIES TO BE                 TO BE    OFFERING PRICE     AGGREGATE        AMOUNT OF
            REGISTERED                  REGISTERED   PER UNIT(1)   OFFERING PRICE(1) REGISTRATION FEE
-----------------------------------------------------------------------------------------------------
  6% Convertible Subordinated Notes
   due 2003........................... $115,000,000      100%        $115,000,000       $34,848.48
-----------------------------------------------------------------------------------------------------
  Common Stock, $.01 par value........     (2)           --               --               (3)

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(1)Estimated solely for the purpose of calculating the registration fee.
(2) Such indeterminate number of shares of Common Stock as shall be required for issuance upon conversion of the Notes being registered hereunder.
(3) No additional consideration will be received for the Common Stock and, therefore, no registration fee is required pursuant to Rule 457(i).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 11, 1997

PROSPECTUS

                        [LOGO OF CENTRAL GARDEN & PET]

                                  $115,000,000
                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                                      AND
                             SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF

  This Prospectus relates to $115,000,000 aggregate principal amount of 6% Convertible Subordinated Notes due 2003 (the "Notes") of Central Garden & Pet Company ("the Company") and the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company issuable upon the conversion of the Notes (the "Conversion Shares"). The Notes and the Conversion Shares may be offered from time to time for the accounts of the holders named herein (the "Selling Securityholders").

  The Common Stock has one vote per share, whereas the Company's Class B Stock has the lesser of ten votes per share or 49% of the total votes cast. As of the date of this Prospectus, the holders of the Class B Stock have 49% of the combined voting power for the election of directors and all other matters subject to stockholder vote.

  The Notes are convertible at the option of the holder into shares of Common Stock of the Company, at any time prior to redemption or maturity, at a conversion price of $28.00 per share (equal to a conversion rate of 35.7143 shares per $1,000 principal amount of Notes and representing in the aggregate 4,107,143 shares), subject to adjustment under certain circumstances. Interest on the Notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 1997.

  The Notes are unsecured general obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture). See "Description of the Notes--Subordination." The Notes will mature on November 15, 2003, and may be redeemed, at the option of the Company, in whole or in part, at any time on or after November 15, 1999 at the redemption prices set forth herein plus accrued interest. In the event of a Change of Control (as defined in the Indenture), each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof, together with accrued interest to the repurchase date. See "Description of Notes--Optional Redemption by the Company" and "--Repurchase at Option of Holders upon Change in Control."

  The Notes and the Conversion Shares may be offered by the Selling Securityholders from time to time in transactions (which may include block transactions in the case of the Conversion Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Notes or Conversion Shares directly or to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Notes or Conversion Shares by the Selling Securityholders. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Conversion Shares offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. See "Plan of Distribution."

  The Notes have been designated for trading on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes sold pursuant to this Prospectus are not expected to remain eligible for trading on the PORTAL Market. The Common Stock is traded on the Nasdaq National Market under the symbol "CENT." On February 7, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $24.75 per share.

                                  -----------

  THE NOTES AND THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION OR  ANY  STATE SECURITIES  COMMISSION,  NOR HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON  THE  ACCURACY OR  ADEQUACY  OF THIS  PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

              The date of this Prospectus is               , 1997

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-3 (together with all amendments and exhibits thereto) with respect to the Notes and Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Notes and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete and in each instance reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the principal office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at its principal office.

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Commission at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Reports, proxy statements and other information filed by the Company can be inspected and copied (at prescribed rates) at the offices of the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Offering
Memorandum:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1996;

    (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarter ended December 28, 1996, and its Current Reports on Form 8-K dated October 13, 1996, November 11, 1996 and January 20, 1997; and

    (3) The description of the Company's capital stock in the Company's Registration Statement on Form 8-A dated March 30, 1993.

  All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to the Company's principal executive offices at: Central Garden & Pet Company, 3697 Mt. Diablo Boulevard, Lafayette, California 94549, Attn: Chief Financial Officer, (510) 283-4573.

                                    SUMMARY

  The following summary is qualified in its entirety by, and is subject to, the detailed information, including "Risk Factors," contained elsewhere and incorporated by reference in this Prospectus. As used herein, "fiscal 1995" refers to the nine month period ended September 30, 1995, "fiscal 1996" refers to the fiscal year ended September 28, 1996 and "fiscal 1997" refers to the fiscal year ending September 27, 1997.

                                  THE COMPANY

  Central Garden & Pet Company is the leading national distributor of lawn and garden and pet supply products as well as a major distributor of pool supplies. As a result of both acquisitions and internal expansion, the Company has grown rapidly from sales of approximately $25 million in 1987 to approximately
$620 million in fiscal 1996 and increased the number of Company distribution centers from one in 1987 to 41 currently. Since 1988, the Company has completed 23 acquisitions, making it a leader in the consolidation of distribution channels for the lawn and garden and pet supplies industries. In fiscal 1996, lawn and garden products accounted for approximately 76% of the Company's net sales, pet supplies accounted for approximately 19% and pool supplies accounted for approximately 5%. As a result of its recent acquisitions, including Kenlin Pet Supply, Inc. ("Kenlin"), the largest distributor of pet supply products in the eastern United States, and Four Paws Products, Ltd., Inc., a manufacturer of dog, cat, reptile and small animal products ("Four Paws"), the Company expects that sales of pet supplies will increase as a percentage of net sales.

  With 41 distribution centers servicing most regions of the United States, the Company offers major retailers the opportunity to satisfy their distribution requirements through a single source of supply. Similarly, the Company provides manufacturers access to major retailers on a national basis through one primary distributor. By focusing on the emergence of high-volume retailers and their needs, the Company has become the principal provider of lawn and garden products to a variety of major retailers including Wal*Mart, Home Depot, Target and Price/Costco as well as to numerous other retailers.

  The Company's business strategy is to capitalize on its national presence, comprehensive product selection, menu of value-added services and efficient operations. Utilizing these capabilities, the Company strives to develop and enhance servicing relationships with both large national and regional retailers as well as manufacturers. Customers may select a customized array of services from a broad menu of the Company's value-added services, which are designed to increase the sales and profitability of both retailers and manufacturers. The Company's services extend beyond the scope of traditional distribution functions of order taking, shipping and billing, and include merchandising, training and developing sales programs. The Company believes that its focus, experience and leading industry position enable it to provide these services efficiently, particularly in product categories which have a high number of SKUs and require continuous inventory management and merchandising.

  The Company carries a wide selection of products consisting of approximately 45,000 SKUs from approximately 1,000 manufacturers. The Company generally focuses on providing those brand name products that are suited to distribution due to their seasonality, variable sales movements, complexity to consumers and retailers and handling and transportation difficulties, and which therefore generally require value-added services. Selected brand name lawn and garden products sold by the Company include Ortho, Round-Up, Miracle-Gro and HTH. In addition, the Company focuses on serving specialty pet supply retailers which sell a wide variety of pet supplies. The Company currently also distributes proprietary product brands.

  The Company entered into an agreement effective October 1, 1995 with The Solaris Group ("Solaris"), a strategic business unit of Monsanto Company, the manufacturer of Ortho, Round-Up and

Green Sweep lawn and garden products, to become the master agent and master distributor for Solaris products nationwide. This agreement has led to an increase in the Company's sales of Solaris products, which had been adversely impacted by Solaris' increased direct sales to retailers in recent years. Under the agreement, which has an initial four-year term, the Company provides a wide range of value-added services in connection with sales of Solaris products, including logistics, order processing and fulfillment, inventory distribution and merchandising. Solaris is the Company's largest supplier, and the Company believes that Solaris products accounted for approximately 29% and 44% of the Company's net sales in fiscal 1995 and fiscal 1996, respectively.

  The Company has developed a multi-faceted growth strategy designed to increase its position as the dominant distributor of lawn and garden products and to continue to consolidate the fragmented pet supplies industry. The Company intends to further expand in these markets by (i) continuing to make strategic acquisitions, (ii) obtaining new customers and increasing sales to existing customers, (iii) obtaining new product lines or expanding existing product lines that are currently distributed by the Company and (iv) over the long-term, developing an array of proprietary product brands that are complementary to the products it currently distributes and which the Company believes will have higher overall operating margins.

  The Company was incorporated in Delaware in June 1992 and is the successor to Central Garden Supply, a California corporation which was acquired in 1980 by William E. Brown, the Company's Chairman and Chief Executive Officer. Unless the context otherwise requires, references in this Offering Memorandum to the Company include Central Garden & Pet Company and its subsidiaries and predecessor companies. The Company's executive offices are located at 3697 Mt. Diablo Boulevard, Lafayette, California 94549, and its telephone number is
(510) 283-4573. This Prospectus refers to various trademarks owned by companies other than the Company.

                              PENDING ACQUISITION

  In October 1996, the Company announced that it had agreed to acquire the United States and Canada flea and tick business of Sandoz Agro, Inc. Such acquisition is subject to approval by the Federal Trade Commission ("FTC"). There can be no assurance that FTC approval will be obtained or that the acquisition will be consummated. See "Risk Factors--Acquisitions; Expansion" and "Risk Factors--Pending Sandoz Flea and Tick Acquisition; Branded Products Strategy."

                                  THE OFFERING

Securities Offered........  $115,000,000 aggregate principal amount of 6% Con-
                            vertible Subordinated Notes due 2003 (the "Notes"), and the Common Stock issuable upon conversion thereof (the "Conversion Shares").

Interest Payment Dates....  March 15 and September 15, commencing March 15,
                            1997.

Maturity Date.............  November 15, 2003.

Conversion................  The Notes are convertible into Common Stock at any time through maturity, unless previously redeemed or repurchased, at a conversion price of $28.00 per share, subject to certain adjustments. See "De-scription of Notes--Conversion of Notes."

Redemption at the Option
 of the Company...........  The Notes are not redeemable prior to November 15,
                            1999. Thereafter, the Notes will be redeemable on at least 15 days' notice at the option of the Com-pany, in whole or in part, at the redemption prices set forth herein, in each case, together with ac-crued interest. See "Description of Notes--Optional Redemption by the Company."

Repurchase at Option of
 Holders upon Change in
 Control .................  In the event a Change in Control (as defined) oc-
                            curs, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes at 100% of their principal amount thereof, together with accrued interest to the repurchase date. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof or that the Company would be permitted to repurchase the Notes tendered under its existing credit arrange-ments. See "Description of Notes--Repurchase at Op-tion of Holders upon Change in Control" and "Risk Factors--Limitation on Repurchase of Notes upon Change in Control."

Subordination.............  The Notes are subordinated to all existing and fu-
                            ture Senior Indebtedness (as defined) and are ef-fectively subordinated to all existing and future indebtedness and other liabilities of the subsidi-aries of the Company. As of December 28, 1996, the Company had approximately $0.6 million of indebted-ness outstanding that would have constituted Senior Indebtedness. In addition, the Company has approxi-mately $75 million available to be drawn upon its principal line of credit that would constitute Se-nior Indebtedness. The Indenture (as defined) does not prohibit or limit the incurrence of Senior In-debtedness or the incurrence of other indebtedness and other liabilities by the Company and its sub-sidiaries. See "Description of Notes--Subordination of Notes."

Use of Proceeds...........  The Company will not receive any of the proceeds from the sale of the Notes or the Conversion
                            Shares.

Trading...................  Prior to the resale thereof pursuant to this Pro-
                            spectus, each of the Notes was eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. Notes sold pursuant to this Prospectus will no longer be eligible for trading in the PORTAL market. The Con-version Shares have been authorized for listing on the Nasdaq National Market upon official notice of issuance. The Common Stock is traded on the Nasdaq National Market under the symbol "CENT."

                                 RISK FACTORS

  The statements contained in or incorporated into this Prospectus which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus. In addition to the other information contained and incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Notes and Conversion Shares offered hereby.

  Supplier Concentration; Dependence on Solaris. While the Company purchases products from over 1,000 different manufacturers and suppliers, the Company believes that over 59% of the Company's net sales in fiscal 1996 were derived from products purchased from the Company's five largest suppliers. The Company believes that approximately 29% of the Company's net sales during fiscal 1995 and 44% of the Company's net sales during fiscal 1996 were derived from sales of products purchased from Solaris, the Company's largest supplier. Starting in 1991, Solaris' predecessors began to sell directly to retailers. These direct sales programs were expanded in 1994 and had a material adverse effect on the Company's results of operations during 1994 and fiscal 1995. Because of the dependence of the Company on sales of Solaris products, future changes implemented by Solaris to its marketing and sales programs or any overall decrease in the sales of Solaris products could have a material adverse effect on the Company.

  The Company entered into a four-year agreement with Solaris (the "Solaris Agreement") effective October 1, 1995 which the Company believes has added stability to its relationship with Solaris. As a result of the Solaris Agreement, the Company's sales of Solaris products during fiscal 1996 have increased substantially compared with fiscal 1995 and the Company's dependence on Solaris is even greater than before the Solaris Agreement. The loss of, or a significant adverse change in, the relationship between the Company and Solaris or any other key manufacturer or supplier could have a material adverse impact on the Company's business and financial results. In addition, during the peak selling season, there may be unanticipated shortages of certain high demand products. Although historically the Company has purchased enough inventory of such products or their substitutes to satisfy retailer demand, the unanticipated failure of any manufacturer or supplier to meet the Company's requirements or the Company's inability to obtain substitutes could have a material adverse effect on the Company. Although the Company has entered into long-term agreements with certain suppliers, including Solaris, in many cases the Company operates without written agreements with its suppliers. Accordingly, although the Company believes it has good relationships with its suppliers, there is a risk that one or more of its suppliers may at any time terminate its supply relationship with the Company.

  The Solaris Agreement. The Company believes that a significant portion of its net sales and operating income during fiscal 1996 is attributable to its relationship with Solaris. Under the Solaris Agreement, Solaris is obligated to reimburse the Company for costs incurred in connection with services provided by the Company to Solaris' direct sale accounts. In addition, the Company receives payments based on the level of sales of Solaris products to these accounts, and these payments are subject to increase based on the growth of sales of Solaris products. The Company also shares with Solaris in the economic benefits of certain cost reductions, if any. It is possible that disagreements could arise between Solaris and the Company as to measurement of the costs incurred in servicing Solaris' direct sales accounts. The cost reimbursement arrangement is based on certain estimates which are subject to reconciliation at the end of each fiscal year. As a result, the Solaris Agreement could contribute to variability in the Company's operating results. The relationship with Solaris embodied in the Solaris Agreement does not assure that the Company will be profitable overall.

  As a result of the Solaris Agreement, a majority of the Company's sales of Solaris products are currently derived from servicing direct sales accounts, whereas in 1994 and fiscal 1995, a majority of the Company's sales of Solaris products were made by the Company as a traditional distributor. The Company acts as the master agent on direct sales of Solaris products to certain major retailers and the master distributor in connection with sales of Solaris products to other distributors and retailers. Solaris negotiates its sales prices directly with its direct sales accounts. The Solaris Agreement contains provisions which, without the consent of Solaris, could limit the Company's ability to distribute certain lawn and garden products manufactured by suppliers other than Solaris. These provisions could result in lower sales of non-Solaris products, which could have an adverse effect on the Company's business. The Solaris Agreement does not expire until September 30, 1999. However, Solaris has the right to terminate the agreement prior to its expiration in the event of a material breach of the agreement by the Company, including the Company's failure to satisfy certain performance criteria, or, under certain other circumstances, including a sale of Solaris. Any such early termination would have a material adverse effect on the Company.

  Customer Concentration; Dependence on Wal*Mart and Home Depot. Approximately 47%, 52% and 50% of the Company's net sales for the year ended December 25, 1994, the nine months ended September 30, 1995 and fiscal 1996, respectively, were derived from sales to the Company's top ten customers. The Company's largest customer is Wal*Mart, which accounted for approximately 19%, 22% and 23% of the Company's net sales for the year ended December 25, 1994, the nine months ended September 30, 1995 and fiscal 1996, respectively. The Company's second largest customer is Home Depot, which accounted for approximately 7%, 10% and 11% of the Company's net sales for the year ended December 25, 1994, the nine months ended September 30, 1995 and fiscal 1996, respectively. The loss of, or significant adverse change in, the relationship between the Company and Wal*Mart or Home Depot could have a material adverse effect on the Company's business and financial results. The loss of or reduction in orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or the Company's inability to collect accounts receivable from any major customer could have a material adverse impact on the Company's business and financial results. In particular, the Company wrote off an account receivable of approximately $500,000 from Ernst Home Centers which filed for bankruptcy in July 1996.

  Direct Sales. Manufacturers and suppliers of lawn and garden products and pet supplies have sold, and may intensify their efforts to sell, their products directly to retailers, including major customers of the Company. Prior to the acquisition of Ortho by Monsanto, both Ortho (in late 1991) and Monsanto (in 1993) had initiated direct sale programs. Solaris, a strategic business unit of Monsanto, expanded these direct sales programs in 1994. Most of the Company's major customers, including its top ten customers, purchase certain products--typically high volume items ordered in large quantities-- directly from manufacturers or suppliers. The Company believes that most major manufacturers and suppliers that utilize distributors continually evaluate the effectiveness of their distribution programs as well as the performance of individual distributors, and accordingly, there can be no assurance that major manufacturers and suppliers of the products distributed by the Company will not modify their distribution programs in ways that could adversely affect the Company. In addition to direct sales from manufacturers and suppliers to retailers, certain retailers have, and may intensify their efforts to have, products shipped by the Company to their internal distribution centers rather than directly to stores. Such direct shipments generally yield lower gross margins to the Company than shipments to retailers' stores, but the Company believes that its associated operating costs are typically lower with such direct shipments. If these programs become more common or if other methods of distribution of lawn and garden products and pet supplies become more widely accepted, the Company's business and financial results could be materially adversely affected.

  Weather and Seasonality. Because demand for lawn and garden products is significantly influenced by weather, particularly weekend weather during the peak gardening season, the Company's results of operations could be adversely affected by certain weather patterns such as unseasonably cool or warm temperatures, water shortages or floods. During the first six months of the calendar year in both 1993 and 1995, and the first three months of the calendar year in 1996, the Company's results of operations were negatively affected by severe weather conditions in many parts of the country. Additionally, the

Company's business is highly seasonal, with approximately 66% of the Company's sales in fiscal 1996 occurring during the second and third quarters of the fiscal year. Substantially all of the Company's operating income is typically generated in this period, while operating losses are generally incurred during the rest of the calendar year. The Company seeks to mitigate the effects of seasonality through various promotional efforts and incentives during the second half of the calendar year and the sale of less seasonal products such as pet supplies.

  Low Margins; Competition. The distribution industry in which the Company operates is characterized by relatively low profit margins. As a result, the Company's success is highly dependent upon increasing revenues and profits through internal expansion and acquisitions, effective cost and management controls and differentiating its services from those of its competitors. The wholesale lawn and garden and pet supplies distribution businesses are highly competitive, with many companies competing principally on the basis of price and service. In addition to competition from other distributors, the Company also competes with manufacturers and suppliers that elect to distribute certain of their products directly to retailers, including major customers of the Company, and private label product suppliers. See "--Direct Sales." There can be no assurance that the Company will not encounter increased competition in the future or will not lose business from major manufacturers that elect to sell their products directly to retailers, either of which could adversely affect the Company's operations and financial results.

  Acquisitions; Expansion. As part of its growth strategy, the Company aggressively pursues the acquisition of other companies, assets and product lines that either complement or expand its existing business. Acquisitions involve a number of special risks, including the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, adverse short-term effects on the Company's operating results, integration of financial reporting systems and the amortization of acquired intangible assets. The Company completed seven acquisitions in 1993, four acquisitions in 1994, one acquisition in 1995, two acquisitions in 1996, including the acquisition of Kenlin, and to date, one acquisition in 1997, the acquisition of Four Paws. There can be no assurance that the Company can successfully integrate Kenlin or Four Paws or that the businesses of Kenlin and Four Paws will enhance the Company's business. The Company has also had preliminary acquisition discussions with, or has evaluated the potential acquisition of, numerous other companies over the last several years. The Company is unable to predict the likelihood of a material acquisition being completed in the future. If the Company proceeds with a large acquisition for cash, the Company may be able to use the proceeds from its convertible subordinated notes offering in November 1996 or the increased borrowing capacity resulting from that offering to consummate such transaction. The Company may also seek to finance any such acquisition through additional debt or equity financings.

  The Company anticipates that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, the Company intends to pursue them actively. No assurance can be given that any acquisition by the Company will or will not occur, that if an acquisition does occur that it will not materially and adversely affect the Company or that any such acquisition will be successful in enhancing the Company's business. The Company's future results of operations will also depend in part on its ability to successfully expand internally by increasing the number of distribution centers and new product lines, and to manage any future growth. No assurance can be given that the Company will be able to open or operate new distribution centers, obtain or integrate additional product lines or manage any future growth successfully.

  Pending Sandoz Flea and Tick Acquisition; Branded Products Strategy. In October 1996, the Company announced that it had agreed to acquire the United States and Canada flea and tick business of Sandoz Agro, Inc. The consummation of the acquisition is subject to FTC approval, and there can be no assurance that FTC approval will be obtained or that the acquisition will be consummated. If such acquisition is consummated, there can be no assurance that the Company can successfully integrate the

Sandoz Flea and Tick business or that it will enhance the Company's business. The Company may seek to acquire additional manufacturers of consumer products, such as Four Paws and Sandoz Flea and Tick, in pursuit of its branded products strategy. Since the Company's management has limited experience in acquiring or managing consumer products manufacturers, such acquisitions are likely to subject the Company to additional risks and there can be no assurance that any such acquisition will be successful in enhancing the Company's business. In addition, there can be no assurance that the Company's branded products strategy will not have a material adverse effect on the Company's relationship with its suppliers or customers who may have competing products.

  Dependence on Key Personnel. The Company's future performance is substantially dependent upon the continued services of William E. Brown, its Chairman and Chief Executive Officer, and Glenn W. Novotny, its President and Chief Operating Officer. The loss of the services of either of such persons could have a material adverse effect upon the Company. In addition, the Company's future performance depends on its ability to attract and retain skilled employees. There can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified employees in the future.

  Management Information Systems. The Company is presently upgrading and installing one uniform, integrated management information system across the United States at an estimated cost to complete of $1 million. The Company has completed the installation of the new system for the Southwest, Midwest and Southeast regions and expects to convert the remaining regions within the next twelve months. No assurances can be given that such transition and system enhancement can be accomplished in a timely and cost-effective manner without disrupting the Company's operations. In addition, there can be no assurance that the Company's current system or planned upgrade will be sufficient or effective or that further investments in management information systems will not be necessary.

  Variability of Quarterly Results; Volatility of Stock Price. The Company expects to continue to experience variability in its net sales and net income on a quarterly basis. Factors that may contribute to this variability include:
(i) weather conditions and seasonality during peak gardening seasons as described in "--Weather and Seasonality;" (ii) shifts in demand for lawn and garden products; (iii) changes in product mix, service levels and pricing by the Company and its competitors; (iv) the cost reimbursement and payment provisions of the Solaris Agreement; (v) the effect of acquisitions and (vi) economic stability of retail customers. In addition, because the Company operates on relatively low margins, the Company's operating results in any quarterly period could be affected significantly by slight variations in revenues or operating costs. For the same reason, the Company's quarterly results also may be vulnerable to problems in areas such as collectibility of accounts receivable, inventory control and competitive price pressures. The market price of the Common Stock could be subject to significant fluctuations in response to these variations in quarterly operating results and other factors including changes in stock market analysts' recommendations regarding the Company. Fluctuations in the trading price of the Common Stock will affect the trading price of the Notes.

  Control of the Company; Disparate Voting Rights. William E. Brown, Chairman of the Board and Chief Executive Officer of the Company controls approximately 45.8% of the voting power of the capital stock of the Company and, therefore, will effectively control the Company, including the power to elect all of the directors of the Company. Holders of Class B Stock are entitled to the lesser of ten votes per share or 49% of the total votes cast. Holders of Common Stock are entitled to one vote for each share owned. Holders of Class B Stock are likely to be able to elect all of the Company's directors, control the management and policies of the Company and determine the outcome of any matter submitted to a vote of the Company's stockholders except to the extent that a class vote of the Common Stock is required by applicable law. The disproportionate voting rights of the Common Stock and Class B Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by stockholders of the Company other than the holders of the Class B Stock. Accordingly, such disproportionate voting rights may deprive holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price.

  Environmental Considerations. The Company's subsidiary, Grant Laboratories, Inc., which manufactures ant control products, and many of the products distributed by the Company are subject to regulation by federal, state and local authorities. In addition, in connection with Sandoz Flea and Tick Acquisition, the Company will acquire a production facility in Texas which manufactures, among other things, products based upon the active ingredient Methoprene, and is subject to regulation by federal, state and local authorities. Such regulations are often complex and are subject to change. Environmental regulations may affect the Company by restricting the manufacturing, transportation or use of its products or by regulating their disposal. Regulatory or legislative changes may cause future increases in the Company's operating costs or otherwise affect operations. Although the Company believes it is and has been in substantial compliance with such regulations and that it is adequately indemnified with respect to the environmental liabilities of the operations of the Texas facility to be acquired pursuant to the Sandoz Flea and Tick Acquisition, there is no assurance in the future that the Company may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither the compliance with regulatory requirements nor the Company's environmental procedures can ensure that the Company will not be subject to claims for personal injury, property damages or governmental enforcement.

  General Economic Conditions. The sale of lawn and garden products and pet and pool supplies historically have been subject to fluctuation, with purchases of these products tending to decline during periods of recession in the general economy or uncertainty regarding future economic prospects that affect consumer spending habits, particularly on discretionary items. These economic cycles and any related fluctuation in consumer demand could have a material adverse effect on the Company's results of operations and financial condition. In addition, various retailers, including some of the Company's customers, have experienced financial difficulties during the past several years, thereby increasing the risk that such retailers may not pay for the Company's products in a timely manner, if at all.

  Subordination. The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an event of default, the assets of the Company will be available to pay obligations on the Notes and any other subordinated indebtedness of the Company only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and any other subordinated indebtedness of the Company then outstanding. The Notes are effectively subordinated to the liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of such indebtedness could adversely affect the Company's ability to pay its obligations on the Notes. As of December 28, 1996, the Company had approximately $0.6 million of indebtedness outstanding that would have constituted Senior Indebtedness. In addition, as of February 7, 1997 the Company had up to $75 million available for acquisitions and general corporate purposes under its principal line of credit. All borrowings under its principal line of credit will constitute Senior Indebtedness. See "Description of Notes--Subordination of Notes."

  Absence of Public Market for the Notes and Restrictions on Resale. Prior to the date hereof, there has been no established trading market for the Notes. The Notes have been designated for trading on the PORTAL Market; however, Notes sold pursuant to this Prospectus are not expected to remain eligible for trading on the PORTAL Market. The Company does not intend to list the Notes on any national securities exchange or on The Nasdaq Stock Market. There can be no assurance that an active trading market for the Notes will develop or, if one does develop, that it will be maintained. If an active trading market for the Notes fails to develop or be sustained, the trading price of such Notes could be adversely affected and holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. If a public trading market develops for the Notes, future trading prices of the Notes will depend upon many factors, including, among other things, prevailing interest rates and the market price of the shares of Common Stock.

  Limitation on Repurchase of Notes upon Change in Control. Upon the occurrence of a Change of Control, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient financial resources or would be able to arrange financing to pay the repurchase price for all Notes tendered by holders thereof. The Company's ability to repurchase the Notes in such event may be limited by law, the Indenture and by the terms of other agreements relating to borrowings that constitute Senior Indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. The Company may be required to refinance Senior Indebtedness in order to make any such payment. If the Company is prohibited from repurchasing the Notes, such failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under certain of the Company's existing agreements relating to borrowings and the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the holders of the Notes. Furthermore, the Company may not have the financial ability to repurchase the Notes in the event payment of Senior Indebtedness is accelerated. See "Description of Notes--Repurchase at Option of Holders upon Change in Control."

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale by the Selling Securityholders of the Notes or the Conversion Shares.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods shown.

                         FISCAL YEAR  FISCAL YEAR  FISCAL YEAR   NINE MONTH    FISCAL YEAR  THREE MONTHS
                            ENDED        ENDED        ENDED     PERIOD ENDED      ENDED        ENDED
                         DECEMBER 27, DECEMBER 26, DECEMBER 25, SEPTEMBER 30, SEPTEMBER 28, DECEMBER 28,
                             1992         1993         1994         1995          1996          1996
                         ------------ ------------ ------------ ------------- ------------- ------------
Ratio of earnings to
 fixed charges..........     1.92x        2.64x        1.39x        1.31x         4.00x          --

  For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated income (loss) before income taxes and minority interest plus fixed charges and (ii) fixed charges consist of interest expense incurred and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor. Earnings were inadequate to cover fixed charges by $0.8 million in the three months ended December 28, 1996.

                            SELLING SECURITYHOLDERS

  The Notes were originally issued by the Company in a private placement and were resold by the initial purchasers thereof to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act) or other institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) in transactions exempt from registration under the Securities Act, and in sales outside the United States to persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The Notes and the Conversion Shares that may be offered pursuant to this Prospectus will be offered by the Selling Securityholders. The following table sets forth certain information as of February 3, 1997 concerning the principal amount of Notes beneficially owned by each Selling Securityholder and the number of Conversion Shares that may be offered from time to time pursuant to this Prospectus.

  From time to time, Alex. Brown & Sons Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated or their respective affiliates have provided, and may continue to provide, investment banking services to the Company, for which they received or will receive customary fees. None of the other Selling Securityholders has had any position, office or other material relationship with the Company or its affiliates within the past three years.

                                                 NUMBER OF
                                                 CONVERSION PERCENTAGE OF
                   PRINCIPAL AMOUNT                SHARES    COMMON STOCK  PERCENTAGE OF
                       OF NOTES      PERCENTAGE     THAT     AND CLASS B   TOTAL VOTING
                  BENEFICIALLY OWNED  OF NOTES     MAY BE       STOCK       POWER AFTER
     NAME          THAT MAY BE SOLD  OUTSTANDING   SOLD(1)  OUTSTANDING(2) CONVERSION(3)
     ----         ------------------ ----------- ---------- -------------- -------------
Bank of New
 York..........      $12,190,000        10.6%     435,357        2.8%           1.7%
Bankers Trust
 Company.......       10,150,000         8.8      362,500        2.4            1.4
Bankers
 Trust/BT
 Holdings (New
 York) Inc. ...        2,000,000         1.7       71,428         *              *
Bear Stearns
 Securities
 Corp. ........        8,100,000         7.0      289,285        1.9            1.1
Boston Safe
 Deposit &
 Trust Co......       18,861,000        16.4      673,607        4.3            2.5
Brown (Alex.) &
 Sons, Inc. ...        1,234,000         1.1       44,071         *              *
Brown Brothers
 Harriman & Co.        2,100,000         1.8       75,000         *              *
Chase Manhattan
 Bank..........        3,755,000         3.3      134,107         *              *
Chase Manhattan
 Bank/Chemical..      13,745,000        12.0      490,892        3.2            1.9
Citicorp
 Services, Inc..       3,050,000         2.7      108,928         *              *
Custodial Trust
 Company.......        2,265,000         2.0       80,892         *              *
Dakota Group
 Inc. (The)....          100,000          *         3,571         *              *
Deutsche Morgan
 Grenfell/C.J.
 Lawrence Inc...         500,000          *        17,857         *              *
First National
 Bank of
 Maryland (The).         120,000          *         4,285         *              *
First Tennessee
 Bank, N.A.
 (Memphis).....          335,000          *        11,964         *              *
Investors Bank
 & Trust/M.F.
 Custody.......        1,055,000          *        37,678         *              *
Lehman
 Brothers, Inc.        1,800,000         1.6       64,285         *              *
Lehman Brothers
 International
 (Europe)--
 Prime Broker
 (LBI).........          990,000          *        35,357         *              *
Mercantile,
 Safe Deposit
 and Trust
 Company.......        1,310,000         1.1       46,785         *              *
Merrill Lynch,
 Pierce, Fenner
 & Smith
 Safekeeping...        6,000,000         5.2      214,285        1.4             *
Morgan Stanley
 & Co.,
 Incorporated..        1,850,000         1.6       66,071         *              *
NBD Bank.......        1,040,000          *        37,142         *              *
North Dakota
 State Land
 Board/Trust
 Company of the
 West..........          250,000          *         8,928         *              *
Northern Trust
 Company.......        2,765,000         2.4       98,750         *              *

                                              NUMBER OF
                                              CONVERSION PERCENTAGE OF
                PRINCIPAL AMOUNT                SHARES   COMMON STOCK   PERCENTAGE OF
                    OF NOTES      PERCENTAGE     THAT     AND CLASS B   TOTAL VOTING
               BENEFICIALLY OWNED  OF NOTES     MAY BE       STOCK       POWER AFTER
    NAME        THAT MAY BE SOLD  OUTSTANDING   SOLD(1)  OUTSTANDING(2) CONVERSION(3)
    ----       ------------------ ----------- ---------- -------------  -------------
Salkeld &
 Co. .......        1,005,000          *        35,892         *              *
Sanwa Bank
 California..         825,000          *        29,496         *              *
SBC Warburg
 Inc........        1,750,000         1.5       62,500         *              *
SSB--
 Custodian..       10,780,000         9.4      385,000        2.5            1.5
Swiss
 American
 Securities,
 Inc........           50,000          *         1,785         *              *
Wachovia
 Bank North
 Carolina...          525,000          *        18,750         *              *
Wagner,
 Stott &
 Co.........        4,500,000         3.9      160,714        1.1             *

--------
*   Less than 1%.

(1) Assumes conversion of the full amount of Notes held by such holder at the initial conversion price of $28.00 per share; such conversion price is subject to adjustment as described under "Description of the Notes-- Conversion." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(2) Computed in accordance with Rule 13d-3(d)(i) promulgated under the Exchange Act and based upon 13,061,957 shares of Common Stock and 1,863,167 shares of Class B Stock, respectively, outstanding as of February 3, 1997, treating as outstanding the number of Conversion Shares shown as being issuable upon the assumed conversion by the named holder of the full amount of such holder's Notes but not assuming the conversion of the Notes of any other holder.

(3) The percentage of total voting power after conversion represents the percentage of the voting power each stockholder will have after the conversion based upon 13,061,957 shares of Common Stock and 1,863,167 shares of Class B Stock, respectively, outstanding as of February 3, 1997, treating as outstanding the number of Conversion Shares as being issuable upon the assumed conversion by the named holder of the full amount of such holder's Notes but not assuming the conversion of the Notes of any other holder, and giving effect to the disparate voting rights between Class B Stock and the Common Stock and the 49% aggregate maximum voting right of the Class B Stock.

  The preceding table has been prepared based, in part, upon the information furnished to the Company by Chemical Trust Company of California, as trustee (the "Trustee") for the Notes, and by The Depository Trust Company ("DTC").

  The Selling Securityholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their Notes since the date on which the information in the preceding table is presented. Information concerning the Selling Securityholders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. Because the Selling Securityholders may offer all or some of the Notes that they hold and/or Conversion Shares pursuant to the offering contemplated by this Prospectus, no estimate can be given as to the amount of the Notes or Conversion Shares that will be held by the Selling Securityholders upon the termination of this offering. See "Plan of Distribution."

                             DESCRIPTION OF NOTES

  The Notes have been issued under an indenture dated as of November 15, 1996 (the "Indenture"), between the Company and Chemical Trust Company of California, as Trustee (the "Trustee"). The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

  The Notes are unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "--Subordination of Notes," and convertible into Common Stock as described under "--Conversion of Notes." The Notes are limited to $115,000,000 aggregate principal amount, will be issued only in denominations of $1,000 or any multiple thereof and will mature on November 15, 2003, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Change in Control.

  The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "--Repurchase at Option of Holders upon Change in Control".

  The Notes bear interest from the most recent date that interest has been paid, or if no interest has been paid, from November 15, 1996, payable semi-annually on March 15 and September 15, commencing on March 15, 1997, to holders of record at the close of business on the March 1 and September 1, respectively (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Change in Control on a Repurchase Date (as defined below) during the period from the record date to (but excluding) the next succeeding interest payment date (in which case accrued interest shall be payable to the extent required to the holder of the Note or portion thereof redeemed or repurchased) or converted after the record date and before the next succeeding interest payment date except to the extent that, at the time such Note or portion thereof is submitted for conversion, such Note or portion thereof was required to be accompanied by funds equal to interest payable on such succeeding interest payment date on the principal amount so converted (see "--Conversion of Notes" below). Interest may, at the Company's option, be paid by check mailed to such holders, provided that a holder of Notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Principal and premium, if any, will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in New York, New York, which shall initially be the office or agency of the Trustee.

  The Indenture is governed by and construed under the laws of the state of New York.

BOOK ENTRY, DELIVERY AND FORM

  The Notes have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof. Except as otherwise provided in the Indenture, Notes will be evidenced by one or more global Notes ("Global Notes") deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Record ownership of the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  Owners of beneficial interests in the Notes may hold their interests in the Global Notes directly through DTC if they are participants in DTC ("Participants"), indirectly through Participants, through the Euroclear System ("Euroclear") or Cedel Bank, societe anonyme ("Cedel"), if they are participants in such systems, or indirectly through organizations that clear through or maintain a custodial relationship with a Participant ("Indirect Participants"). Euroclear and Cedel will hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Global Notes in customers' securities accounts in the depositaries' names on the books of DTC. All interests in Global Notes, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear and Cedel may also be subject to the procedures and requirements of such systems.

  Payment of interest on and the redemption price of the Global Notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Notes, by wire transfer of immediately available funds on each interest payment date. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the Global Notes, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Notes, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Notes held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

  Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

  Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Notes represented by the Global Notes to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

  Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below), only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of the principal amount of the Notes represented by the Global Notes as to which such Participant or Participants has or have given such direction.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

  Although DTC, Euroclear and Cedel have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive form in exchange for the Global Notes. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and Cedel, their Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

CONVERSION OF NOTES

  The holders of Notes are entitled at any time through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued upon conversion of the Notes.

  In the event a Note is called for redemption on or after November 15, 1999 and before March 15, 2000 and the holder elects to convert such note after it has been called for redemption, the holder will be entitled to receive interest on such Note for the period from September 15, 1999 through November 15, 1999 in addition to any rights such holder may have upon conversion of the Notes. If any Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. No such payment will be required if the Company exercises its right to redeem such Notes on a redemption date that is an interest payment date. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last Trading Day (as defined) prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the fifth business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note in respect of which a holder is exercising its option to require repurchase upon a Change in Control may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

  The initial conversion price of $28.00 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock and/or Class B Stock as a dividend or distribution on Common Stock and/or Class B Stock of the Company;
(ii) certain subdivisions and combinations of the Common Stock and/or Class B Stock; (iii) the issuance to all holders of Common Stock and/or Class B Stock of certain rights or warrants to purchase Common Stock and/or Class B Stock; (iv) the distribution to all holders of Common Stock and/or Class B Stock of shares of capital stock of the Company (other than Common Stock and/or Class B Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock and/or Class B Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company for Common Stock and/or Class B Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding plus the product of the then current market price of the Class B Stock times the number of shares of Class B Stock outstanding) on the record date for such distribution; (vi) the purchase of Common Stock and/or Class B Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock and/or Class B Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock and/or Class B Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer and
(vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding and, if the cash and value of any other consideration included in such payment per share of Common Stock, exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of the Company's assets, as an entirety or substantially as an entirety.

  In addition, the Indenture provides that if the Company implements a stockholders' rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

  No adjustment in the conversion price will be required unless such adjustment would require a change of at least l% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

  In the case of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

  In the event of a taxable distribution to holders of Common Stock and/or Class B Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock.

  The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock and/or Class B Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

OPTIONAL REDEMPTION BY THE COMPANY

  The Notes are not entitled to any sinking fund. At any time on or after November 15, 1999, all or any part of the Notes are redeemable at the Company's option on at least 15 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption.

  If redeemed during the 12-month period beginning November 15:

       YEAR                                                     REDEMPTION PRICE
       ----                                                     ----------------
       1999....................................................     103.428%
       2000....................................................     102.571
       2001....................................................     101.714
       2002....................................................     100.857

and 100% at November 15, 2003; provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the Notes being redeemed.

  If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

  The Indenture provides that if a Change in Control occurs, each holder of Notes shall have the right to require the Company to repurchase all of such holder's Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 30 days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount thereof (the "Repurchase Price"), together with accrued and unpaid interest to, but excluding, the Repurchase Date; provided that any semi-annual payment of interest becoming due on the Repurchase Date shall be payable to the holders of record on the relevant record date of the Notes being repurchased.

  Within 15 days after the occurrence of a Change in Control, the Company or, at the Company's request, the Trustee is obligated to mail to all holders of record of Notes a notice (the "Company Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a holder of such Notes must deliver to the Trustee on or before the Repurchase Date written notice of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.

  A "Change in Control" will be deemed to have occurred at such time after the original issuance of the Notes as:

    (i) any Person (as defined) (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act), other than the Company, any subsidiary of the Company, William E. Brown, members of his immediate family, his heirs or any entity Controlled by the foregoing, or any employee benefit plan of the Company or any such subsidiary, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving the Company), of shares of capital stock of the Company entitling such Person to exercise in excess of 50% of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors;

    (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of the assets of the Company, as an entirety or substantially as an entirety, to another Person (other than (a) any such transaction pursuant to which the holders of the Common Stock or Class B Stock immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or Class B Stock or (2) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock or Class B Stock solely into shares of common stock and separate series of common stock carrying substantially the same relative rights as the Common Stock and Class B Stock); or

    (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the two-year period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any 10 Trading Days within the period of 20 consecutive Trading Days ending immediately before the Change in Control shall equal or exceed 105% of the conversion price in effect on each such Trading Day, or (b) (i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) (such securities being referred to as "Publicly Traded Securities") and as a result of such transaction or transactions such Notes become convertible solely into such Publicly Traded Securities and (ii) the consideration in the transaction or transactions constituting the Change in Control consists of cash, Publicly Traded Securities or a combination of cash and Publicly Traded Securities with an aggregate fair market value (which, in the case of Publicly Traded Securities, shall be equal to the average closing price of such Publicly Traded Securities during the ten consecutive Trading Days commencing with the sixth Trading Day following consummation of the transaction or transactions constituting the Change in Control) is at least 105% of the Conversion Price in effect on the date immediately preceding the date of consummation of such Change in Control. The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act.

  To the extent applicable, the Company will comply with the provisions of Rule 13e-4 or any other tender offer rules, and will file a Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Notes at the option of the holders thereof upon a Change in Control.

  The Change in Control feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The repurchase right is not the result of management's knowledge of any effort to accumulate any Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, this right is the result of negotiations between the Company and the Initial Purchasers.

  The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, certain changes in control of the Company or other transactions involving the Company that may adversely affect holders.

  The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements prohibit the Company from purchasing any Notes and also identify certain events that would constitute a Change in Control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements. Any future credit agreements or other agreements related to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change in Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to repurchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "--Subordination of Notes" below, "Risk Factors--Subordination" and "Risk Factors--Limitation on Repurchase of Notes upon Change in Control."

SUBORDINATION OF NOTES

  The indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default (as defined in the Indenture), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

  The Company also may not make any payment upon or in respect of the Notes if
(i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of such Designated Senior Indebtedness has not been accelerated. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

  By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

  The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is "pari passu" or "junior" to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any Subsidiary (as defined in the Indenture) of the Company. The term "Indebtedness" means, with respect to any Person (as defined in the Indenture), and without duplication, (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit); (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances,
(c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for a capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property, (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,
(e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d), (f) any indebtedness or other obligations described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f). The term "Designated Senior Indebtedness" means Indebtedness under the Credit Agreement (as defined in the Indenture), and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

  Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  As of December 28, 1996, the Company had approximately $0.6 million of indebtedness outstanding that would have constituted Senior Indebtedness. In addition, the Company has approximately $75 million available to be drawn upon its principal line of credit that would constitute Senior Indebtedness. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee.

  In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

  The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT AND REMEDIES

  The following are Events of Default under the Indenture: (i) default in the payment of any interest, continued for 30 days, (ii) default in the payment of principal or premium, if any, when due or in the payment of any redemption obligation, (iii) default by the Company or any Significant Subsidiary with respect to its obligation to pay principal of or interest on indebtedness for borrowed money aggregating more than $10,000,000, or the acceleration of such indebtedness under the terms of the instruments evidencing such indebtedness which has not been withdrawn within 10 days from the date of such default,
(iv) failure to perform any other covenant or warranty of the Company, continued for 60 days after written notice as provided in the Indenture, (v) final judgments or orders are rendered against the Company or any of its Significant Subsidiaries which require the payment by the Company or any of its Significant Subsidiaries of an amount (to the extent not covered by insurance) in excess of $10,000,000 and such judgments or orders remain unsatisfied, undischarged, unvacated, unbonded and unstayed for more than 60 days and are not being contested in good faith by appropriate proceedings, and
(vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company.

  The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and accrued interest on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest on any of the Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal of and accrued interest on the Notes shall automatically become and be immediately due and payable.

  The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change, the obligation of the Company to repurchase any Note upon the occurrence of any Change in Control in a manner adverse to holders of Notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair the right to convert the Notes into Common Stock in any material respect, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all of the Notes then outstanding.

CONCERNING THE TRUSTEE

  Chemical Trust Company of California, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

                         DESCRIPTION OF CAPITAL STOCK

  As of the date of this Prospectus, the authorized capital stock of the Company consists of 40,000,000 shares of Common Stock ("Common Stock"), 3,000,000 shares of Class B Stock ("Class B Stock") and 1,000 shares of Preferred Stock ("Preferred Stock").

COMMON STOCK AND CLASS B STOCK

  Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the Common Stock and the Class B Stock are identical in all respects, except that (i) the holders of Common Stock are entitled to one vote per share and the holders of Class B Stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, (ii) stock dividends on Common Stock may be paid only in shares of Common Stock and stock dividends on Class B Stock may be paid only in shares of Class B Stock and (iii) shares of Class B Stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under "Conversion Rights and Restrictions on Transfer of Class B Stock." Except as described above, issuances of additional shares of Class B Stock and modifications of the terms of the Class B Stock require the approval of a majority of the holders of the Common Stock and Class B Stock, voting as separate classes. The Certificate of Incorporation cannot be modified, revised or amended without the affirmative vote of the majority of outstanding shares of Common Stock and Class B Stock, voting separately as a class. Except as described above or as required by law, holders of Common Stock and Class B Stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors. The stockholders are not entitled to vote cumulatively for the election of directors.

  The outstanding shares of Common Stock equal 87.5% of the total shares outstanding (and, together with the 100 shares of Series A Preferred Stock owned by Monsanto Company, have 51% of the combined voting power of the outstanding shares), and the holders of Class B Stock have 49% of the combined voting power of the outstanding shares. The holders of the Class B Stock are, therefore, likely to be able to elect the entire Board of Directors of the Company and to determine the outcome of any matter submitted to the stockholders for approval including the power to determine the outcome of all corporate transactions.

  Each share of Common Stock and Class B Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of funds legally available therefor. The Common Stock and Class B Stock share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors.

  Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any Preferred Stock, all holders of Common Stock and Class B Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No Common Stock or Class B Stock is subject to redemption or a sinking fund. All shares of Common Stock offered hereby will be, when so issued or sold, validly issued, fully paid and nonassessable.

  Conversion Rights and Restrictions on Transfer of Class B Stock. The Common Stock has no conversion rights. However, at the option of the holder, each share of Class B Stock is convertible at any time and from time to time into one share of Common Stock. If at any time the holders of a majority of outstanding shares of Class B Stock vote to convert the outstanding shares of Class B Stock to Common Stock, then all outstanding shares of Class B Stock shall be deemed automatically converted into shares of Common Stock.

  The Company's Certificate of Incorporation provides that any holder of shares of Class B Stock desiring to transfer such shares to a person other than a Permitted Transferee (as defined below) must present such shares to the Company for conversion into an equal number of shares of Common Stock upon such transfer. Thereafter, such shares of Common Stock may be freely transferred to persons other than Permitted Transferees, subject to applicable securities laws.

  Shares of Class B Common Stock may not be transferred except generally to family members, certain trusts, heirs and devisees (collectively, "Permitted Transferees"). Upon any sale or transfer of ownership or voting rights to a transferee other than a Permitted Transferee or to the extent an entity no longer remains a Permitted Transferee, such shares of Class B Stock will automatically convert into an equal number of shares of Common Stock. Accordingly, no trading market is expected to develop in the Class B Stock and the Class B Stock will not be listed or traded on any exchange or in any market.

  Effects of Disproportionate Voting Rights. The disproportionate voting rights of the Common Stock and Class B Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by stockholders of the Company other than the holders of the Class B Stock. Accordingly, such disproportionate voting rights may deprive holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price.

PREFERRED STOCK

  The Board of Directors has the authority to cause the Company to issue up to 1,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of the Common Stock.

  In July 1995, the Company issued 100 shares of Series A Preferred Stock to Monsanto Company, of which Solaris is a strategic business unit. The Series A Preferred Stock is entitled to receive a cumulative 5% annual cash dividend which must be paid prior to the declaration or payment of any dividends on the Common Stock. Each share of Series A Preferred Stock is entitled to a liquidation preference of $9,000 per share, is convertible into 1,000 shares of Common Stock, votes together with the Common Stock and has a number of votes equal to the number of shares of Common Stock into which it is convertible.

  The Company has no present plans to issue any additional shares of Preferred Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute generally prohibits, under certain circumstances, a Delaware corporation whose stock is publicly traded, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) a corporation has elected in its certificate of incorporation or bylaws not to be governed by this Delaware law (the Company has not made such an election); (ii) prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder, (iii) the stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding shares held by directors who were also officers or held in certain employee stock plans) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder or (iv) the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or any time within the prior three years did own) 15% or more of the corporation's outstanding voting stock. The term "business combination" is defined generally to include mergers, consolidations, stock sales, asset-based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

TRANSFER AGENT AND REGISTRAR

  ChaseMellon Shareholder Services, L.L.C. serves as the transfer agent and registrar for the Company's Common Stock.

                             PLAN OF DISTRIBUTION

  Pursuant to a Registration Rights Agreement dated as of November 15, 1996 (the "Registration Rights Agreement") between the Company and the initial purchasers named therein entered into in connection with the offering of the Notes, the Registration Statement of which this Prospectus forms a part was filed with the Commission covering the resale of the Notes and the Common Stock issuable upon conversion of the Notes (the "Securities"). The Company has agreed to use all reasonable efforts to keep the Registration Statement effective until November 15, 1999 (or such earlier date when the holders of the Securities are able to sell all such Securities immediately without restriction pursuant to Rule 144(k) under the Securities Act or any successor rule thereto or otherwise). The Company will be permitted to suspend the use of this Prospectus (which is a part of the Registration Statement) in connection with sales of Securities by holders during certain periods of time under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. The specific provisions relating to the registration rights described above are contained in the Registration Rights Agreement, and the foregoing summary is qualified in its entirety by reference to the provisions of such agreement.

  Sales of the Notes and the Conversion Shares may be effected by or for the account of the Selling Securityholders from time to time in transactions (which may include block transactions in the case of the Conversion Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Notes or Conversion Shares directly to purchasers, through broker-dealers acting as agents for the Selling Securityholders, or to broker-dealers who may purchase Notes or Conversion Shares as principals and thereafter sell the Notes or Conversion Shares from time to time in transactions (which may include block transactions in the case of the Conversion Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by Selling Securityholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

  The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or Conversion Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Notes or Conversion Shares offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

  At the time a particular offering of the Notes and/or the Conversion Shares is made and to the extent required, the aggregate principal amount of Notes and number of Conversion Shares being offered, the name or names of the Selling Securityholders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, concessions or commissions and other terms constituting compensation from the Selling Securityholders, and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying Prospectus Supplement.

  Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses incident to the offer and sale of the Notes and Conversion Shares offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. The Company has agreed to indemnify the Selling Securityholders against certain labilities, including liabilities under the Securities Act, and to contribute to payments the Selling Securityholders may be required to make in respect thereof.

  To comply with the securities laws of certain jurisdictions, if applicable, the Notes and Conversion Shares offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

  Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Notes or the Conversion Shares may be limited in its ability to engage in market activities with respect to such Note or Conversion Shares. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchase and sales of any of the Notes and Conversion Shares by the Selling Securityholders. The foregoing may affect the marketability of the Notes and the Conversion Shares.

  From time to time, Alex. Brown & Sons Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated or their respective affiliates have provided, and may continue to provide investment banking services to the Company, for which they received or will receive customary fees. See "Selling Securityholders."

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 28, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

===============================================================================

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Additional Information.....................................................   2
Incorporation of Certain Documents by Reference............................   2
Summary....................................................................   4
Risk Factors...............................................................   7
Use of Proceeds............................................................  13
Ratio of Earnings to Fixed Charges.........................................  13
Selling Securityholders....................................................  14
Description of Notes.......................................................  16
Description of Capital Stock...............................................  26
Plan of Distribution.......................................................  28
Legal Matters..............................................................  29
Experts....................................................................  29

===============================================================================



===============================================================================

                                  $115,000,000

                         [LOGO OF CENTRAL GARDEN & PET]

                          6% Convertible Subordinated
                                Notes due 2003
                                      And
                            Shares of Common Stock
                       Issuable upon Conversion Thereof

                                  -----------

                                  PROSPECTUS

                                  -----------





                               FEBRUARY   , 1997

===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the Nasdaq Listing Application Fee.

      SEC Registration Fee......................................... $ 34,848.48
      Nasdaq Listing Application Fee...............................   17,500.00
      Accounting Fees..............................................   12,000.00
      Legal Fees and Expenses......................................   25,000.00
      Printing and Engraving.......................................   15,000.00
      Miscellaneous................................................   25,651.52
                                                                    -----------
        Total...................................................... $130,000.00
                                                                    ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article Sixth, Section 2 of the Registrant's Certificate of Incorporation provides that directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Article V of the Registrant's By-laws provides for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933.

  The Registrant has entered into indemnification agreements with each director which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liabilities insurance.

  The form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of the Registrant and its controlling persons against certain liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  Set forth below is a list of exhibits that are being filed with this Registration Statement:

     EXHIBIT
     NUMBER  EXHIBIT
     ------- -------
     2.1     Form of Agreement of Merger and Plan of Merger between Central
              Garden Supply of Southern California and Central Garden & Pet
              Company (Incorporated by reference from Exhibit 2.1 to
              Registration Statement No. 33-48070).

     EXHIBIT
     NUMBER  EXHIBIT
     ------- -------
      2.2    Form of Agreement of Merger and Plan of Merger between Central
              Garden Sales Corp. and Central Garden & Pet Company
              (Incorporated by reference from Exhibit 2.2 to Registration
              Statement No. 33-48070).
      2.3    Form of Reorganization Agreement between Central Garden Supply and Central Garden & Pet Company (Incorporated by reference from Exhibit 2.3 to Registration Statement No. 33-48070).
      2.4    Agreement and Plan of Merger between Central Garden & Pet Supply
              Company and Central Garden & Pet Company dated as of June 11,
              1992 (Incorporated by reference from Exhibit 2.4 to
              Registration Statement No. 33-48070).
      4.1    Specimen Common Stock Certificate (Incorporated by reference from Exhibit 4.1 to Registration Statement No. 33-48070).
      4.2    Indenture, dated as of November 15, 1996, between the Company and Chemical Trust Company of California, as Trustee, including the form of Notes.
      4.3    Registration Rights Agreement, dated as of November 15, 1996, among the Company, Alex. Brown & Sons Incorporated, Merrill
              Lynch, Pierce, Fenner & Smith Incorporated, Hambrecht & Quist
              LLC and Wasserstein Perella Securities, Inc.
      5.1    Opinion of Orrick, Herrington & Sutcliffe LLP, including
              consent.
     12.1    Statement re computation ratios.
     23.1    Independent Auditors' Consent (Deloitte & Touche LLP).
     23.2    Consent of Orrick, Herrington & Sutcliffe LLP (See Exhibit 5.1).
     24      Power of Attorney (See page II-4).
     25.1    Statement of Eligibility and Qualification Under the Trust
              Indenture Act of 1939 of Chemical Trust Company of California,
              as Trustee, on Form T-1.

--------

ITEM 17. UNDERTAKINGS

  A. The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  B. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described on
Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  C. The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (b) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

      (c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-offering amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, CENTRAL GARDEN & PET COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LAFAYETTE, STATE OF CALIFORNIA, ON FEBRUARY 11, 1997.

                                          Central Garden & Pet Company

                                                   /s/ William E. Brown
                                          By: _________________________________
                                            (WILLIAM E. BROWN, CHIEF EXECUTIVE
                                                   OFFICER AND DIRECTOR)

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William E. Brown and Glenn W. Novotny, or either of them, each with the power of substitution, his attorney-in-fact, to sign any amendments to this Registration Statement (including any and all post-effective amendments), and any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                      CAPACITY                DATE
              ---------                      --------                ----
        /s/ William E. Brown           Chief Executive           February 11, 1997
-------------------------------------   Officer and
         (WILLIAM E. BROWN)             Director (Principal
                                        Executive Officer)

         /s/ Robert B. Jones           Vice President,           February 11, 1997
-------------------------------------   Chief Financial
          (ROBERT B. JONES)             Officer (Principal
                                        Financial Officer
                                        and Principal
                                        Accounting Officer)

        /s/ Glenn W. Novotny           Director                  February 11, 1997
-------------------------------------
         (GLENN W. NOVOTNY)

      /s/ Daniel P. Hogan, Jr.         Director                  February 11, 1997
-------------------------------------
       (DANIEL P. HOGAN, JR.)

        /s/ Lee D. Hines, Jr.          Director                  February 11, 1997
-------------------------------------
         (LEE D. HINES, JR.)

                                 EXHIBIT INDEX

     EXHIBIT                                                      SEQUENTIALLY
     NUMBER                      DESCRIPTION                      NUMBERED PAGE
     -------                     -----------                      -------------
      2.1    Form of Agreement of Merger and Plan of Merger
              between Central Garden Supply of Southern
              California and Central Garden & Pet Company
              (Incorporated by reference from Exhibit 2.1 to
              Registration Statement No. 33-48070).
      2.2    Form of Agreement of Merger and Plan of Merger
              between Central Garden Sales Corp. and Central
              Garden & Pet Company (Incorporated by reference
              from Exhibit 2.2 to Registration Statement No.
              33-48070).
      2.3    Form of Reorganization Agreement between Central
              Garden Supply and Central Garden & Pet Company
              (Incorporated by reference from Exhibit 2.3 to
              Registration Statement No. 33-48070).
      2.4    Agreement and Plan of Merger between Central
              Garden & Pet Supply Company and Central Garden &
              Pet Company dated as of June 11, 1992
              (Incorporated by reference from Exhibit 2.4 to
              Registration Statement No. 33-48070).
      4.1    Specimen Common Stock Certificate (Incorporated by
              reference from Exhibit 4.1 to Registration
              Statement No. 33-48070).
      4.2    Indenture, dated as of November 15, 1996, between
              the Company and Chemical Trust Company of
              California, as Trustee, including the form of
              Notes.
      4.3    Registration Rights Agreement, dated as of
              November 15, 1996, among the Company, Alex. Brown
              & Sons Incorporated, Merrill Lynch, Pierce,
              Fenner & Smith Incorporated, Hambrecht & Quist
              LLC and Wasserstein Perella Securities, Inc.
      5.1    Opinion of Orrick, Herrington & Sutcliffe LLP,
              including consent.
     12.1    Statement re computation ratios.
     23.1    Independent Auditors' Consent (Deloitte & Touche
              LLP).
     23.2    Consent of Orrick, Herrington & Sutcliffe LLP (See
              Exhibit 5.1).
     24      Power of Attorney (See page II-4).
     25.1    Statement of Eligibility and Qualification Under
              the Trust Indenture Act of 1939 of Chemical Trust
              Company of California, as Trustee, on Form T-1.
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